09056212

19
3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TJM Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

318 West Adams Street, Floor 9
(No. and Street)

Chicago IL 60606
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Colleen Kisinger (312-432-5102)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ostrow Reisin Berk & Abrams, Ltd
(Name – *if individual, state last, first, middle name*)

455 North Cityfront Plaza Drive, Suite 2600, Chicago, IL 60611
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Colleen Risinger, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of TJM Investments, LLC as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Colleen Risinger
Signature

Sr VP
Title

Subscribed and sworn
to before me this
2nd day of March 2009

Notary Public Heather Kuhl

OFFICIAL SEAL
HEATHER KUHL
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY. 02, 2011

This report contains (check all applicable boxes)

- ☐ (a) Facing page.
- ☐ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☐ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2008 AND 2007

TJM INVESTMENTS, LLC

YEARS ENDED DECEMBER 31, 2008 AND 2007

CONTENTS

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate
of BKR International

Independent Auditors' Report

Board of Directors
TJM Investments, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TJM Investments, LLC (a 99%-owned subsidiary of TJM Holdings, LLC) as of December 31, 2008 and 2007 and the related statements of operations, changes in members' capital and liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our report the financial statements referred to above present fairly, in all material respects, the financial condition of TJM Investments, LLC as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

*Also licensed to practice by the State of Florida

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, based upon our audits, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2009

TJM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31,	2008	2007
ASSETS		
Current assets:		
Cash	**$ 1,089,648**	$ 343,710
Due from affiliates	**5,290**	2,749
Securities owned, at market value		631,215
Due from clearing organizations		14,471
Prepaid expenses	**50,605**	42,004
Receivable from broker-dealers and clearing organizations, net of allowance for doubtful accounts of $5,000 in 2008 and 2007	**1,966,285**	1,238,108
Due from employees	**194,968**	187,204
Deposits with clearing organizations and others	**1,369,410**	138,081
Total current assets	**4,676,206**	2,597,542
Property and equipment:		
Furniture and equipment	**319,836**	283,297
Software	**450,000**	
Total property and equipment	**769,836**	283,297
Less accumulated depreciation	**(350,193)**	(250,692)
Property and equipment, net	**419,643**	32,605
Other assets:		
Security deposits	**2,005**	2,005
Total assets	**$ 5,097,854**	$ 2,632,152

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

December 31,	2008	2007
LIABILITIES AND MEMBERS' CAPITAL		
Current liabilities:		
Accounts payable and accrued expenses	**$ 1,761,357**	$ 814,248
Due to affiliate	**1,554,998**	9,582
Total current liabilities	**3,316,355**	823,830
Members' capital	**1,781,499**	1,808,322
Total liabilities and members' capital	**$ 5,097,854**	$ 2,632,152

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF OPERATIONS

Years ended December 31,	2008	2007
Revenue:		
Commissions and incentive fees	$ 13,633,648	$ 6,080,977
Technical services income		9,000
Realized gain (loss) on sale of securities	(981)	16,283
Interest	174,089	35,238
Miscellaneous income	1,215	
Total revenue	13,807,971	6,141,498
Operating expenses:		
Employee compensation and related benefits	5,256,447	3,740,455
Communications	306,406	160,607
Rent and occupancy	116,468	95,974
Order execution expenses	5,864,924	1,045,683
Professional fees	237,848	26,824
Other operating expenses	685,214	492,320
Total operating expenses	12,467,307	5,561,863
Income from operations, before other expense	1,340,664	579,635
Other expense:		
Interest	(37,487)	(50,114)
Total other expense	(37,487)	(50,114)
Net income	$ 1,303,177	$ 529,521

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Members' capital	Liabilities subordinated to claims of general creditors
Balance, December 31, 2006	$ 493,801	$ 750,000
Members' contributions	835,000	
Payment of loan payable		(750,000)
Members' distributions	(50,000)	
Net income	529,521	
Balance, December 31, 2007	**1,808,322**	
Members' distributions	**(1,330,000)**	
Net income	**1,303,177**	
Balance, December 31, 2008	**$ 1,781,499**	**$ -**

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

Years ended December 31,	2008	2007
Operating activities:		
Net income	$ 1,303,177	$ 529,521
Adjustments to reconcile above to cash provided by (used in) operating activities:		
Realized (gain) loss on sale of securities	981	(16,283)
Depreciation	99,501	21,234
(Increase) decrease in operating assets:		
Due from affiliates	(2,541)	1,376
Due from employees	(7,764)	(174,665)
Due from clearing organizations	14,471	(14,471)
Prepaid expenses	(8,601)	(11,272)
Receivable from broker-dealers and clearing organizations	(728,177)	(386,269)
Deposits with clearing organizations and others	(1,231,329)	(28,360)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	2,492,525	358,736
Due to clearing organizations		(364,291)
Cash provided by (used in) operating activities	1,932,243	(84,744)
Investing activities:		
Proceeds from securities - net	630,234	41,217
Purchase of furniture and equipment	(36,539)	(20,157)
Purchase of software license	(450,000)	
Cash provided by investing activities	143,695	21,060

See notes to financial statements.

TJM INVESTMENTS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

Years ended December 31,	2008	2007
Financing activities:		
Payment of loan payable		$ (750,000)
Members' contributions		835,000
Members' distributions	$ (1,330,000)	(50,000)
Cash provided by (used in) financing activities	(1,330,000)	35,000
Increase (decrease) in cash	745,938	(28,684)
Cash:		
Beginning of year	343,710	372,394
End of year	$ 1,089,648	$ 343,710
Supplemental disclosure of cash flow information:		
Interest expense paid	$ 37,487	$ 50,114

See notes to financial statements.

1. Nature of business and summary of significant accounting policies

Operations:

TJM Investments, LLC (the Company) is an Illinois limited liability company formed for the purposes of conducting business as a broker-dealer in securities. The Company is a 99%-owned subsidiary of TJM Holdings, LLC. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is scheduled to terminate operations on December 31, 2046.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Commissions are recorded on a trade-date basis. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Trade accounts receivable:

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

1. Nature of business and summary of significant accounting policies (continued)

Property and equipment and related depreciation:

Property and equipment are recorded at cost. Furniture and equipment depreciation is provided by accelerated methods and software by straight-line method over the estimated useful lives of the assets.

Income taxes:

The Company is treated as a partnership for federal income tax purposes and, as such, is not liable for federal income taxes. Each member reports their applicable respective share of income and losses on their individual returns. The Company prepares its income tax returns on the cash basis.

The Company has elected to defer the implementation date for FIN-48, Accounting for Uncertainty in Income Taxes, to its year ended December 31, 2009, as permitted by FASB Staff Position No. FIN 48-3. The Company periodically evaluates its related tax filing exposure related to periods open for examination. The Company does not expect FIN-48 will have a material effect on its financial position and results of operations when adopted.

Fair value:

During the year ended December 31, 2008, the Company adopted Statement of Financial Accounting Standards No. 157 – Fair Value Measurements. SFAS 157 defines fair value, expands the disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The value of all of the Company's assets and liabilities which are required to be carried at fair value are considered Level 1 assets and liabilities.

Reclassification:

Certain amounts from the prior year have been reclassified in order to conform to the current year's financial statement presentation.

2. Related party transactions

The Company shares office space with a company affiliated through common ownership. Rent expense paid to the affiliate was approximately $90,000 and $45,000 for the years ended December 31, 2008 and 2007, respectively.

Certain shared operating expenses of the Company are paid by affiliates and reimbursed. The amount due to affiliates was $1,554,998 and $9,582 at December 31, 2008 and 2007, respectively.

3. Off-balance-sheet credit and market risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as deemed necessary from time to time, the performance of the clearing broker with which it conducts business.

4. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of $1,108,988 which was $887,898 in excess of its required net capital of $221,090. At December 31, 2008, the Company's net capital ratio was 2.99 to 1. At December 31, 2007, the Company had net capital of $1,383,201, which was $1,283,201 in excess of its required net capital of $100,000. At December 31, 2007, the Company's net capital ratio was .87 to 1.

5. Concentration of credit risk

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

TJM INVESTMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2008		
Total members' capital		$ 1,781,499
Deductions and/or charges:		
Nonallowable assets:		
Due from affiliates	$ 5,290	
Due from employees	194,968	
Prepaid expenses	50,605	
Furniture and equipment, net	419,643	
Security deposits	2,005	672,511
Net capital		1,108,988
Minimum net capital requirement		221,090
Excess net capital		$ 887,898
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 3,316,355
Ratio of aggregate indebtedness to net capital		2.99 to 1
Reconciliation with Company's computation of minimum capital requirements:		
Net capital, as reported in the Company's X-17A-5		$ 1,108,988

Ostrow
Reisin
Berk &
Abrams,
Ltd.

Certified Public Accountants*
NBC Tower - Suite 2600
455 N. Cityfront Plaza Dr.
Chicago, IL 60611-5379

Telephone 312.670.7444
Facsimile 312.670.8301
E-mail info@orba.com
Web site www.orba.com

Independent Affiliate of BKR International

Independent Auditors' Report on Internal Control

Members
TJM Investments, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TJM Investments, LLC (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

*Also licensed to practice by the State of Florida

The management of the Company is responsible for establishing and maintaining a system of internal control including the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of the system of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objective.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ostrow Reisin Berk & Abrams, Ltd.

Chicago, Illinois
February 27, 2009